FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, January 29, 2015

Ger. Gen. No.  16/2015

Ref.:   Significant Event

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N° 1449

Santiago, Chile

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis (“the Company”), I hereby inform you of the following significant event:

In its session held today, Enersis’ Board of Directors unanimously adopted the following agreements:

a.- Investment evaluation of the HidroAysén Project

In May 2014, the Minister’s Committee revoked the Environmental Qualification Resolution (“RCA”, in its Spanish acronym) of the HidroAysén project, in which our subsidiary, Empresa Nacional de Electricidad S.A. (“Endesa Chile”), has participation. appeals have been brought before the tribunals of Valdivia and Santiago. On January 28th, Endesa Chile was informed that the request of water rights made by Centrales Hidroeléctricas de Aysén S.A. (“HidroAysén”) in 2008, was partially denied.

Endesa Chile has expressed its intention to continue defending the water rights and the environmental qualification previously given to the project  through already initiated continuing legal actions or by implementing new administrative or judicial actions to this purpose. Endesa Chile maintains the opinionthat the hydraulic resources of the Aysén region are important for the country energy development.

Currently, there is uncertainty about the recoverability of the investment made to date in HidroAysén because it is subject to rulings and definitions that we are unable to anticipate today. The project is not a part of the immediate projects of Endesa Chile´s portfolio.

As a consequence, Endesa Chile decided to register an impairment of Ch$ 69,066 million  (approximately US$ 121 million) for its participation in HydroAysén S.A., which affects the company’s 2014 year end net income .

Enersis recorded a charge to net income of Ch$ 41,426 million to Enersis (approximately US$ 73 million) due to Endesa Chile’s provision for impairment of its participation of HidroAysén.

b.- Punta Alcalde project evaluation

The Punta Alcalde project of our subsidiary, Endesa Chile had its “RCA” approved for the generation project (reaffirmed with additional requirements by the Supreme Court in January 2014). In order to attain environmental approval for the transmission line an Environmental Impact Assessment (EIA) must be completed.

Endesa Chile's engineering team, with the support of ours experts in coal technology, have studied the possibilities to adapt Punta Alcalde in order to make it a profitable and technologically more sustainable. It has been decided that major modifications to the  already approved RCA would be very difficult.

Therefore, Endesa Chile has decided to stop the development of Punta Alcalde project as well as the Punta Alcalde - Maitencillo transmission project. Endesa Chile is waiting to clarify the uncertainty about its profitability, and has recorded  the value of a non-recoverable..

for Enersis recorded a charge to non-recoverable  value of assets of Ch$ 12,582 million before taxes (approximately US $ 22 million) with a net effect on the net income for the year 2014 in the amount of Ch$ 5.509 million (about US $ 10 million), due to the Endesa Chile’s impairment on the Punta Alcalde project..

c.-Transaction with SES - Tecnimont Consortium

Today, January 29, 2015, Endesa Chile’s Board of Directors accepted and approved the document called “Conditional Transaction, Termination and Annulment”, hereinafter the “Transaction”, through which Endesa Chile and the companies Ingeniería y Construcción Tecnimont Chile y Compañía Limitada; Tecnimont SpA; Tecnimont do Brasil Construcao e Administracao de Projetos Ltda.; Slovenske Energeticke Strojarne a.s. (hereinafter “SES”); and “Ingeniería y Construcción SES Chile Limitada”, hereinafter all collectively called the “Consortium” terminate the arbitration filed by Endesa Chile before the International Court of Arbitration of the International Chamber of Commerce (CCI, Corte Internacional de Arbitraje de la Cámara de Comercio Internacional, as per its acronym in Spanish) in relation to compliance of the obligations agreed to by the Consortium under the Extension Project of the Bocamina Thermal Power Plant Contract (Contrato Proyecto Ampliación Central Térmica Bocamina) and termination is granted from the obligations generated under such contract. Endesa Chile’s Board of Directors’ acceptance and approval of the Transaction depends upon the compliance with the conditions precedent in a timely manner, including the acceptance and approval of the terms of the Transaction and all elements of their essence,  by the Boards of Directors and/or administration entities of all the companies that are part of the Consortium.

Enersis’ financial effect for due to the recognization of the Transaction is US$ 125 million.

Sincerely yours,

Daniel Fernández

Deputy Chief Executive Officer

c.c.       Santiago Stock Exchange

             Electronic Stock Exchange

             Valparaíso Stock Exchange

             Banco Santander Santiago – Bondholders Representative  Risk Classification Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Daniel Fernández
--------------------------------------------------

Title: Deputy Chief Executive Officer

Date: February 2, 2015